UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **April 23, 2009**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-09249**	**41-0285640**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**

(Address of principal executive offices)

55413

(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On April 23, 2009, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended March 27, 2009. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

    (c)   Exhibits

                99.1 Press Release dated April 23, 2009.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: April 23, 2009   By: _____
                                          Karen Park Gallivan
                                          Vice President, General Counsel and Secretary

GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



GRACO

News Release

FOR IMMEDIATE RELEASE:
Wednesday, April 22, 2009

FOR FURTHER INFORMATION:
James A. Graner (612) 623-6635

GRACO REPORTS FIRST QUARTER RESULTS

MINNEAPOLIS, MN (April 22, 2009) - Graco Inc. **(NYSE: GGG)** today announced results for the quarter ended March 27, 2009.

Summary

	First Quarter Ended		
$ in millions except per share amounts	March 27, 2009	March 28, 2008	% Change
Net Sales	$ 137.9	$ 204.1	(32)%
Net Earnings	2.8	35.6	(92)%
Diluted Net Earnings per Common Share	$ 0.05	$ 0.57	(91)%

- Sales and orders decreased in all segments and regions.
- Low volume drove a decrease in gross profit margin rate.
- Costs of $4 million relating to an additional workforce reduction in March were recorded as part of continued efforts to align operations with market and economic conditions, reducing diluted earnings by $0.04 per share.
- Currency translation had an unfavorable effect on sales ($6 million) and net earnings ($2 million).
- Positive cash flow from operations was $28 million, down only 13 percent compared to last year.
- Inventories decreased $6 million (7 percent) and management continues to focus on working capital management.

"Although our operating results have been severely affected by the depth of the recession and its impact on the markets we serve, our business model, product offering, global distribution channel and competitive position remain strong" said Patrick J. McHale, President and Chief Executive Officer. "We took further expense actions during the quarter, but continue to protect our core organic growth strategies of targeting adjacent new markets, developing leading-technology new products, and expanding our global footprint. We believe these investments will drive excellent long-term shareholder returns."

Consolidated Results

Sales decreased 31 percent in the Americas, 40 percent in Europe (32 percent at consistent exchange rates) and 24 percent in Asia Pacific. Translation rates had an adverse impact on consolidated sales, contributing approximately 3 percentage points of the consolidated 32 percent decrease.

Gross profit margin, expressed as a percentage of sales, was 46.7 percent, down from 54.8 percent last year, due to lower production volumes (approximately 4 percentage points), unfavorable currency translation rates (approximately 2 percentage points), workforce reduction costs (approximately 1.5 percentage points) and increased pension cost (approximately 1 percentage point).

More . . .

Total operating expenses were slightly lower than last year. Product development expense increased by $2 million as continued investment in new and improved products is a key component of the Company's strategy for future growth. Offsetting this increase was a decrease of $2 million from translation effects. Increases in pension expense ($3 million) and severance expense related to the additional workforce reduction in 2009 ($1 million) were offset by the effects of the work force reduction in the fourth quarter of 2008, lower incentive and bonus accruals and other spending reductions.

The effective tax rate of 34 percent for the first quarter was higher than last year's first quarter rate of 30 percent due to the settlement of the examination of the Company's income tax returns in the first quarter of 2008.

Segment Results

Certain measurements of segment operations are summarized below:

	First Quarter		
	Industrial	Contractor	Lubrication
Net sales (in millions)	$ 75.2	$ 47.4	$ 15.2
Net sales percentage change from last year	(34)%	(28)%	(36)%
Operating earnings as a percentage of net sales			
2009	15 %	3 %	(9)%
2008	33 %	21 %	18 %

All segments experienced double-digit percentage sales decreases, in all regions. Operating expenses decreased in all divisions but not enough to offset the effects of lower sales and the resulting impact of lower production volume on gross margin rates. In addition to the impacts of low factory volume, workforce reduction costs and higher product development spending that were common to all segments, Lubrication operating earnings were also affected by the mix of products sold and costs related to discontinued products. The Contractor segment continued to incur expenses related to the rollout of entry-level paint sprayers to additional paint and home center stores in 2009.

Outlook

"We expect that global economic conditions will continue to present a challenging operating environment in the near-term" said Patrick J. McHale, President and Chief Executive Officer. "We are focused on managing expenses, capital expenditures, manufacturing efficiencies and working capital. Workforce reductions initiated in 2008 and the further reduction announced in March of 2009 are expected to yield $18 million in annualized savings. We intend to continue making targeted investments in our strategic organic growth initiatives and to protect our key human capital to the extent practical. We will use this difficult period to strengthen our competitive position, expand our product offering, build our global channel and enter new market spaces. We also recognize that the timing and shape of a recovery is highly uncertain. We will remain agile and have contingency plans in place to appropriately respond to conditions as they unfold."

More . . .

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2008 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company's website at www.graco.com and the Securities and Exchange Commission's website at www.sec.gov.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 23, 2009, at 11:00 a.m. ET to discuss Graco's first quarter results.

A real-time Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 2:00 p.m. ET on April 23, 2009, by dialing 800.405.2236, Conference ID #11130290, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same Conference ID #. The replay by telephone will be available through April 27, 2009.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

More . . .



GRACO

April 23, 2009

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-09249

Gentlemen/Ladies:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of April 23, 2009.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:dmw

Enclosures

Graco Inc. | P.O. Box 1441 | Minneapolis, Minnesota 55440-1441 | 612-623-6000